Exhibit 99.4

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Noah Holdings

Noah Holdings Private Wealth and Asset Management Limited

諾亞控股私人財富資產管理有限公司

(Incorporated in the Cayman Islands with limited liability under the name Noah Holdings Limited and carrying on business in Hong Kong as Noah Holdings Private Wealth and Asset Management Limited)

(Stock Code: 6686)

CONNECTED TRANSACTION

ACQUISITION OF SHARES IN DD FINANCE LTD.

THE ACQUISITION

On June 28, 2023, the Purchaser, an indirect wholly owned subsidiary of the Company, entered into the Share Purchase Agreement with the Sellers, pursuant to which the Sellers agreed to sell, and the Purchaser agreed to purchase, 100% of the issued shares in DD Finance Ltd. at a total consideration of RMB8.8 million.

As of the date of this announcement, DD Finance Ltd. was owned as to (i) 56.21% by Star Rising Ltd., an entity directly wholly owned by Mr. Wenqing Tan, the spouse of Ms. Wang, on an as-converted basis; (ii) 43.79% in aggregate by other shareholders of DD Finance Ltd., all being independent third parties, on an as-converted basis. Upon Completion, DD Finance Ltd. will be owned as to 100% by Dashi Limited, an indirect wholly owned subsidiary of the Company.

HONG KONG LISTING RULES IMPLICATIONS

As of the date of this announcement, Star Rising Ltd. is directly wholly owned by Mr. Wenqing Tan, the spouse of Ms. Wang. Therefore, each of Mr. Wenqing Tan and Star Rising Ltd. is a connected person of the Company under the Hong Kong Listing Rules. Dashi Limited, being the Purchaser, is an indirect wholly owned subsidiary of the Company. Therefore, the Acquisition constitutes a connected transaction of the Company under Chapter 14A of the Hong Kong Listing Rules.

As the highest applicable percentage ratio in respect of the Acquisition exceeds 0.1% but is less than 5%, the Acquisition is subject to the reporting and announcement requirements under Chapter 14A of the Hong Kong Listing Rules but is exempt from the independent shareholders’ approval and circular (including independent financial advice) requirements under Chapter 14A of the Hong Kong Listing Rules.

THE SHARE PURCHASE AGREEMENT

The Board announces that, on June 28, 2023, the Purchaser, an indirect wholly owned subsidiary of the Company, entered into the Share Purchase Agreement with the Sellers, pursuant to which the Sellers agreed to sell, and the Purchaser agreed to purchase, 100% of the issued shares in DD Finance Ltd. at a total consideration of RMB8.8 million.

A summary of the principal terms of the Share Purchase Agreement is set out below:

Date

June 28, 2023

Parties

(1)	Purchaser (as the purchaser);

(2)	Sellers (as the sellers); and

(3)	DD Finance Ltd. (as the target company).

Subject Matter

Subject to the terms and conditions of the Share Purchase Agreement, the Sellers agreed to sell, and the Purchaser agreed to purchase, 100% of the issued shares in DD Finance Ltd.

Consideration

The Consideration is RMB8.8 million and is payable on the closing date upon all of the conditions precedent have been fulfilled or waived, or at such other time and/or date as the Sellers and the Purchaser may mutually agree, subject to the terms and conditions of the Share Purchase Agreement.

The Consideration was determined at after arm’s length negotiations between the Purchaser and the Sellers, taking into account the audited consolidated net assets of DD Finance as of December 31, 2022, amounted to RMB3.8 million, with reference to the appraised value of the total shareholders’ equity in DD Finance of RMB19.6 million, as assessed by an independent professional valuer. Such valuation was conducted using the asset-based approach with the valuation benchmark date as of December 31, 2022. The Purchaser and the Sellers also took into account the potential synergies that could be achieved by integrating DD Finance’s technical know-how into the Group’s online wealth and asset management platform, as well as the past performance, future prospects and the value of intangible assets of DD Finance.

The Consideration shall be paid to the Sellers on the closing date by wire transfer in US Dollars or in such other currency as agreed otherwise, which shall be settled in cash by the internal resources of the Group. The Consideration will not be funded by the proceeds from the Company’s global offering in 2022.

CONDITIONS PRECEDENT

The Acquisition is subject to certain conditions precedent as stipulated in the Share Purchase Agreement, including but not limited to the following:

(i)	the representations and warranties of the Sellers have been true and correct in accordance with the Share Purchase Agreement;

(ii)	the Sellers have performed and complied with all agreements, obligations, covenants and conditions contained in the Share Purchase Agreement that are required to be performed or complied with by the Sellers;

(iii)	the Sellers have procured DD Finance Ltd. to have taken all necessary corporate actions and other proceedings in respect of the Acquisition that are required to be taken by DD Finance Ltd.;

(iv)	all approvals that are necessary for the Sellers and DD Finance Ltd. or their respective affiliate to consummate and effect the Acquisition have been obtained and remained in full force and effect;

(v)	the Share Purchase Agreement, the new memorandum and articles of association of DD Finance Ltd. and other relevant transaction documents as stipulated in the Share Purchase Agreement have been duly executed, adopted or registered, as the case may be, by relevant parties with all necessary authorizations or approvals obtained;

(vi)	each Seller has irrevocably and unconditionally waived any consent right, anti-dilution right, pre-emptive right, right of first refusal, co-sale right, transfer restrictions, protective provisions or protective rights, weighted or preferred voting rights, rights or variation or other similar rights (if any) arising in respect of the relevant equity transfer by other Sellers under the Acquisition; and

(vii)	there has been no change, event, effect or circumstance that, individually or in the aggregate, has had or could reasonably be expected to have a material adverse effect, and no law or order by a governmental authority of competent jurisdiction restraining, enjoining or otherwise prohibiting the consummation of the Acquisition.

COMPLETION

Completion will take place via the exchange of documents and signatories on the same date on which all of the conditions of the Share Purchase Agreement have been fulfilled or waived pursuant thereto, or at such other time and/or date as the Sellers and the Purchaser may mutually agree in writing.

Upon Completion, DD Finance Ltd. will become wholly owned by the Purchaser, which is wholly owned by Noah Investment International Limited and in turn is wholly owned by the Company. As such, DD Finance Ltd. will become an indirect wholly owned subsidiary of the Company and its financial results will be consolidated into the financial statements of the Group.

INFORMATION ABOUT THE PARTIES TO THE SHARE PURCHASE AGREEMENT

DD Finance

DD Finance Ltd. is an exempted company incorporated in the Cayman Islands with limited liability. It is principally engaged in, among others, the business of online financial management training and wealth management consultancy services in the PRC through its subsidiaries and consolidated affiliated entities. As of the date of this announcement, DD Finance Ltd. was owned as to 56.21% by Star Rising Ltd., 9.45% by LC Fund VII, L.P., 0.55% by LC Parallel Fund VII, L.P., 1.50% by Whale Yin Development Co., Limited, 17.71% by Mr. Daqian Jin, 11.98% by Mr. An Wang and 2.60% by Mr. Xiaoyang Xing, respectively, on an as-converted basis. Upon Completion, DD Finance Ltd. will become an indirect wholly owned subsidiary by the Company.

An independent professional valuer  was entrusted to conduct asset valuation of the total shareholders’ equity in DD Finance and issued a valuation analysis report dated April 18, 2023. The valuation was conducted using the asset-based approach with the valuation benchmark date of December 31, 2022. According to the valuation analysis report, the appraisal value of the total shareholders’ equity in DD Finance was RMB19.6 million. The appraised appreciation in the value of total shareholders’ equity in DD Finance was primarily attributable to the intangible assets in non-current assets, of which the book value was RMB1.9 million, while the appraised value was RMB17.7 million. The appreciation of RMB15.8 million in the appraised value was primarily due to the recognition of the appreciation in the market value of software copyrights of DD Finance which was yet reflected in the book value.

Set out below is the audited consolidated financial information of DD Finance (prepared in accordance with the generally accepted accounting principles in the PRC) for the financial years ended December 31, 2021 and 2022, respectively:

	For the	For the
	year ended	year ended
	December 31,	December 31,
	2021	2022
	RMB’000	RMB’000
	(audited)	(audited)
Revenue	8,911	6,195
Net profit before tax	537	1,380
Net profit after tax	537	1,380

	As of	As of
	December 31,	December 31,
	2021	2022
	RMB’000	RMB’000
	(audited)	(audited)
Total asset	3,768	6,178
Net asset (owner’s equity)	2,399	3,818

The Sellers

(i)         Star Rising Ltd. and Mr. Wenqing Tan

Star Rising Ltd., an exempted company incorporated in the BVI with limited liability, is principally engaged in equity investment. As of the date of this announcement, Star Rising Ltd. is directly wholly owned by Mr. Wenqing Tan. Mr. Wenqing Tan is the spouse of Ms. Wang. Therefore, each of Mr. Wenqing Tan and Star Rising Ltd. is a connected person of the Company under the Hong Kong Listing Rules.

The original investment cost for the 56.21% shareholding interests in DD Finance Ltd. incurred by Star Rising Ltd. was RMB6.1 million.

(ii)        LC Fund VII, L.P. and LC Parallel Fund VII, L.P.

Each of LC Fund VII, L.P. and LC Parallel Fund VII, L.P., limited partnerships registered in the Cayman Islands, are investment holding vehicles of and controlled by Legend Capital, a leading venture capital and private equity investor focusing on the early-stage and growth-stage opportunities in China. Legend Capital is ultimately beneficially owned by four individuals. To the best of the Directors’ knowledge, information and belief having made all reasonable enquiries, as of the date of this announcement, each of LC Fund VII, L.P., LC Parallel Fund VII, L.P. and their respective ultimate beneficial owners are third parties independent of the Company and its connected persons.

(iii)      Whale Yin Development Co., Limited

Whale Yin Development Co., Limited, an exempted company incorporated in the BVI with limited liability, is principally engaged in equity investment. Whale Yin Development Co., Limited is ultimately beneficially owned by two individuals. To the best of the Directors’ knowledge, information and belief having made all reasonable enquiries, as of the date of this announcement, each of Whale Yin Development Co., Limited and its ultimate beneficial owners is a third party independent of the Company and its connected persons.

(iv)        Mr. Daqian Jin

Mr. Daqian Jin has been an employee of the Group since December 2020. To the best of the Directors’ knowledge, information and belief having made all reasonable enquiries, as of the date of this announcement, Mr. Daqian Jin is independent of the Company and its connected persons.

(v)         Mr. An Wang and Mr. Xiaoyang Xing

To the best of the Directors’ knowledge, information and belief having made all reasonable enquiries, as of the date of this announcement, each of Mr. An Wang and Mr. Xiaoyang Xing is a third party independent of the Company and its connected persons.

The Purchaser

Dashi Limited is an exempted company incorporated in the Cayman Islands with limited liability and an indirect wholly owned subsidiary of the Company. Dashi Limited is a special purpose vehicle of the Group for investment holding.

The Company is a leading and pioneer wealth management service provider in China offering comprehensive one-stop advisory services on global investment and asset allocation primarily for high net worth investors. The Company’s wealth management business primarily distributes private equity, private secondary, mutual fund and other products denominated in RMB and other currencies. Through Gopher Asset Management Co., Ltd., the Company manages private equity, public securities, real estate, multi-strategy and other investments denominated in RMB and other currencies.

REASONS AND BENEFITS FOR ENTERING INTO THE SHARE PURCHASE AGREEMENT

DD Finance has been collaborating with the Group since 2020 on the development of online modules for mutual fund investment advisory. These modules consist of essential components such as public securities portfolio analysis tools, which significantly improve the work efficiency and productivity of the relationship managers of the Group. The Board believes that the Acquisition will largely benefit the technology infrastructure of the Group to support the growth of the Group’s business segments and digitalization. Furthermore, the Board believes that the Acquisition will further leverage the advantages of synergy between DD Finance and the Group, integrating DD Finance’s competitive advantages in public securities portfolio analysis using its artificial intelligence technology into the Group’s technology infrastructure. Such integration will help the Group acquire stronger technological capabilities, deliver superior user experience, improve operational efficiency and provide future growth opportunities, thus enhancing the Group’s core competitiveness in its innovative technology infrastructure in the wealth and asset management industry and in turn provide robust support to the Group’s principal business.

Save for Ms. Wang, the spouse of Mr. Wenqing Tan (being one of the Sellers and also being the sole shareholder and ultimate beneficial owner of Star Rising Ltd. as one of the Sellers), no Director has any material interest in the Share Purchase Agreement and is required to abstain from voting on relevant resolutions of the Board approving entering into Share Purchase Agreement and the Acquisition. The Board (including independent Directors) considers that the terms and conditions of the Share Purchase Agreement are fair and reasonable, on normal commercial terms or better (although not in the ordinary and usual course of business of the Group), and are in the interests of the Company and the Shareholders as a whole.

HONG KONG LISTING RULES IMPLICATIONS

As of the date of this announcement, Star Rising Ltd. is directly wholly owned by Mr. Wenqing Tan, the spouse of Ms. Wang. Therefore, each of Mr. Wenqing Tan and Star Rising Ltd. is a connected person of the Company under the Hong Kong Listing Rules. Dashi Limited, being the Purchaser, is an indirect wholly owned subsidiary of the Company. Therefore, the Acquisition constitutes a connected transaction of the Company under Chapter 14A of the Hong Kong Listing Rules.

As the highest applicable percentage ratio in respect of the Acquisition exceeds 0.1% but is less than 5%, the Acquisition is subject to the reporting and announcement requirements under Chapter 14A of the Hong Kong Listing Rules but is exempt from the independent shareholders’ approval and circular (including independent financial advice) requirements under Chapter 14A of the Hong Kong Listing Rules.

DEFINITIONS

In this announcement, the following expressions have the meanings set out below unless the context requires otherwise:

“Acquisition”	The Purchaser’s acquisition of 100% issued shares in DD Finance Ltd. from the Sellers pursuant to the Share Purchase Agreement

“Board”	the board of the Directors

“BVI”	British Virgin Islands

“Company”	Noah Holdings Limited, an exempted company with limited liability incorporated in the Cayman Islands on June 29, 2007, carrying on business in Hong Kong as “Noah Holdings Private Wealth and Asset Management Limited (諾亞控股私人財富資產管理有限公司)”

“Completion”	the completion of the Acquisition in accordance with the terms and conditions of the Share Purchase Agreement

“Consideration”	the consideration payable by the Purchaser for the Acquisition pursuant to the Share Purchase Agreement

“DD Finance”	DD Finance Ltd., a company incorporated under the Laws of the Cayman Islands with limited liability, together with its subsidiaries and consolidated affiliated entities

“Director(s)”	the director(s) of the Company

“Group”	the Company, its subsidiaries and consolidated affiliated entities from time to time

“Hong Kong”	the Hong Kong Special Administrative Region of the People’s Republic of China

“Hong Kong	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
Listing Rules”

“Legend Capital”	Legend Capital Co., Ltd. (君聯資本管理股份有限公司), a joint stock company established in the PRC on November 19, 2003

“Ms. Wang”	Ms. Jingbo Wang, the chairman of the Board, an executive Director and the chief executive officer of the Company

“PRC”	the People’s Republic of China, excluding, for the purposes of this announcement only, Taiwan and the special administrative regions of Hong Kong and Macau, except where the context otherwise requires

“Purchaser”	the purchaser under the Share Purchase Agreement, namely Dashi Limited, a company incorporated under the laws of the Cayman Islands with limited liability, an indirect wholly owned subsidiary of the Company

“RMB”	Renminbi, the lawful currency of the PRC

“Sellers”	the sellers under the Share Purchase Agreement, namely Star Rising Ltd., LC Fund VII, L.P., LC Parallel Fund VII, L.P., Whale Yin Development Co., Limited, Mr. Wenqing Tan, Mr. Daqian Jin, Mr. An Wang, and Mr. Xiaoyang Xing

“Shareholders”	shareholders of the Company

“Share Purchase Agreement”	the share purchase agreement dated June 28, 2023, entered into between the Purchaser and the Sellers, pursuant to which the Sellers agreed to sell, and the Purchaser agreed to purchase, the 100% of the issued shares in DD Finance Ltd.

“US Dollars” or “US$”	United States dollars, the lawful currency of the United States

“%”	per cent.

By Order of the Board
Noah Holdings Private Wealth and Asset Management Limited
Jingbo Wang
Chairwoman of the Board

Hong Kong, June 28, 2023

As of the date of this announcement, the Board comprises Ms. Jingbo Wang, the chairwoman of the Board, Mr. Zhe Yin and Ms. Chia-Yue Chang as Directors; Mr. Neil Nanpeng Shen and Mr. Boquan He as non-executive Directors; and Dr. Zhiwu Chen, Ms. May Yihong Wu, Mr. Tze-Kaing Yang and Mr. Jinbo Yao as independent Directors.